Exhibit 99.1

PowerBank Shares 2025 Highlights and 2026 Updates

Toronto, Ontario, February 17, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”) today announces highlights and new milestones reached during the 2025 calendar year and updates for 2026. The Company remains committed to pioneering the design, delivery, and management of safe, reliable, and clean energy sources throughout North America, while expanding into innovative space-based computing infrastructure.

Corporate Transformation and IPP Strategy

In July 2025, the Company changed its name from SolarBank Corporation to PowerBank Corporation, reflecting its evolution from a solar-focused developer to a comprehensive renewable energy and digital infrastructure company. The name change recognizes PowerBank’s expanding capabilities across solar, battery storage, and space-based computing solutions. This strategic repositioning aligns with the Company’s focus on growing its Independent Power Producer asset base to create long-term recurring revenues.

The IPP strategy delivered great results in fiscal year 2025, with revenues from owned and operated assets increasing by 1,508% to $9.3 million compared to $0.6 million in fiscal year 2024. Total assets grew 253%, fueled by the expansion of the Company’s IPP portfolio following the acquisition of Solar Flow-Through Funds Ltd. These results demonstrate PowerBank’s successful transition toward long-term recurring revenue generation through strategic asset ownership and operation rather than project sales alone.

Project Development and Portfolio Expansion

In December 2025, PowerBank executed equipment procurement agreements for 15 distributed solar and energy storage projects across New York State, totaling approximately 67 MW DC of solar generation and 11 MWh of battery storage capacity. This strategic procurement preserves the projects’ eligibility for federal Investment Tax Credits with an estimated value of $65 million under the One Big Beautiful Bill Act of 2025. The 15 projects represent $168 million in construction value and are expected to provide clean energy equivalent to powering approximately 7,500 homes once operational. This portfolio positions PowerBank to capitalize on New York’s path toward 10 GW of distributed solar and 6 GW of energy storage by 2030. This procurement is expected to enable the projects to remain eligible for United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025. In addition, PowerBank secured 20 MW of Leases and Power Purchase Agreements with the New York State Division of Military and Naval Affairs (DMNA) for solar and battery energy storage systems, further strengthening the Company’s presence in New York’s distributed energy market. Once operational, PowerBank intends to sell the clean energy generated by the Projects to the DMNA under long term power purchase agreements that have an initial term of 20 years or to local residents through community solar subscriptions.

Throughout 2025, PowerBank advanced multiple community solar and hybrid solar-plus-storage projects across New York State, including a 2.6 MW project in Elmira, a 2.1 MW landfill solar installation, and a 5 MW hybrid solar and battery storage facility. These projects contribute directly to New York’s Climate Leadership and Community Protection Act goal of 6 GW of solar capacity by 2025. In Ontario, PowerBank announced that its 4.99 MW battery energy storage system (BESS) project is expected to reach commercial operation in early 2026, representing the Company’s first operating BESS facility in the province and expanding its presence in the Independent Electricity System Operator’s Long-Term RFP framework.

Market Leadership and Strategic Positioning

PowerBank holds significant market share in Nova Scotia’s Community Solar Program, which aims to add 100 MW of solar generation to the grid in support of the province’s commitment to 80% renewable energy by 2030 and net-zero by 2035. The Company maintains a development pipeline exceeding 1 GW across key North American markets, with over 100 MW of completed projects demonstrating proven execution capability and institutional-grade development expertise.

In 2025, PowerBank articulated its strategic intent to pursue opportunities in the rapidly growing data center power supply market, which is projected to reach $585 billion by 2030. U.S. power generation demand is expected to increase by 450 GW by 2030, driven primarily by AI and cloud computing infrastructure expansion. This strategic focus aligns with PowerBank’s dual capabilities in terrestrial renewable energy development and space-based computing infrastructure, positioning the Company to serve the accelerating power requirements of the digital economy. To date no data center transactions have been concluded.

Secures $8 Million USD Revolving Credit Facility

PowerBank secured an $8 million USD revolving credit facility with NY Green Bank (NYGB) to fund interconnection deposits for an initial portfolio of 50 MW of distributed solar power and battery energy storage projects in New York State. This financing provides low-cost capital to accelerate the Company’s Independent Power Producer growth strategy and demonstrates strong institutional confidence in PowerBank’s execution capabilities.

Space-Based Computing Infrastructure

In November 2025, PowerBank announced a collaboration with Smartlink AI (“Orbit AI”) to support Orbit AI’s solar-powered satellite infrastructure for AI computing in low-Earth orbit. The collaboration potentially positions PowerBank at the convergence of three transformative megatrends: renewable energy, artificial intelligence, and space infrastructure. The global satellite market is projected to reach $615 billion by 20321, with additional opportunities in orbital infrastructure and in-orbit data centers representing over $700 billion in combined market potential over the next decade.

On December 10, 2025, Orbit AI successfully launched the DeStarlink Genesis-1 satellite, marking the inaugural deployment of the Orbital Cloud network. This solar-powered satellite integrates three critical capabilities in space: decentralized communication infrastructure providing global connectivity, AI data centers naturally cooled in the vacuum of space enabling continuous inference and processing, and blockchain verification capabilities for tamper-proof transactions executed in orbit. Less than one month after announcing the collaboration, Genesis-1 reached orbit—a remarkably compressed timeline that demonstrates both Orbit AI’s execution capabilities and the strength of the underlying technology.

In January 2026, PowerBank confirmed that Genesis-1 is actively running artificial intelligence models directly in orbit, demonstrating the technical feasibility of deploying and executing AI workloads in space. The satellite continuously produces solar power as it orbits Earth, validating PowerBank’s vision that clean energy technology can enable entirely new categories of computing infrastructure beyond terrestrial constraints. For future missions, PowerBank intends to provide contributions to advanced solar energy systems and adaptive thermal management solutions—components essential for powering the next generation of larger, higher-compute satellites in the planned constellation. Orbit AI is targeting a second satellite launch in Q1 2026, with additional launches planned as the network expands. The terms of remuneration and services PowerBank may provide to Orbit AI remain subject to negotiation with Orbit AI.

Solar Advocate Transaction Update

PowerBank previously announced the sale of its Elmira, Jordan Road 1, and Jordan Road 2 solar power projects (the “Projects”) to Solar Advocate Development LLC (the “Owner”). The transaction, valued at approximately $41 million USD, includes PowerBank’s continued engagement to construct the Projects through to commercial operation under EPC agreements. As previously announced, each EPC agreement included a corresponding guarantee agreement entered into between Owner and the Company that provides that the Owner shall have, if it is not satisfied with its due diligence, the absolute and unconditional right to sell, transfer, convey or assign the Project back to the Company (“Sell-Back Right”) without incurring any further liabilities by providing written notice to Company at any time within 60 days of December 19, 2025. The Owner has provided notice exercising the Sell-Back Rights for all three projects. As a result, this transaction has been terminated and the $4 million USD that was advanced to PowerBank shall be returned to the Owner. PowerBank will evaluate its plans for these Projects which could include developing as owned IPP assets or selling them to another third party.

Dr. Richard Lu, President and CEO of PowerBank, commented:

“2025 was an exceptional year for PowerBank, marked by transformative growth both on Earth and beyond. We successfully evolved from SolarBank into PowerBank, reflecting our expansion from a solar developer into a comprehensive renewable energy company and independent power producer. As an Independent Power Producer, we achieved remarkable 1,508% growth in IPP revenues, demonstrating the strength of our asset ownership strategy. Our collaboration with Orbit AI and the successful launch and operation of the Genesis-1 satellite represents a milestone with the Genesis-1 satellite now operational and running AI workloads powered by solar energy. With over 100 MW of completed projects, a development pipeline exceeding 1 GW, safe-harbored projects representing $168 million USD in construction value, and our expanding capabilities in both terrestrial and orbital solar infrastructure, PowerBank is well-positioned for continued growth in 2026 and beyond as we deliver reliable, sustainable energy solutions that power the digital economy.”

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline or the projects receiving less tax credits than estimated and no longer being economic. Further the forecasted MW capacity of a solar project may not be reached. At this time the terms of any remuneration for services PowerBank may provide Orbit AI have not yet been determined. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one GW and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

Notes

[1]: https://www.alliedmarketresearch.com/press-release/satellite-market.html?

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, the expected construction value of projects; the expected value of United States Investment Tax Credits, that projects will achieve safe harbor and remain eligible for the United States Investment Tax Credits, expansion into data centers, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: Orbit AI and the Company are able to agree on commercial terms for the announced collaboration; that the procurement of transformers is sufficient to safe harbor the projects in order for the projects to remain eligible for the United States Investment Tax Credits; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; that the procurement of transformers is determined to not be sufficient to safe harbor the projects in order for the projects to remain eligible for the United States Investment Tax Credits; Orbit AI and the Company fail to agree on commercial terms for the announced collaboration; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation